                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                      For the Year Ended December 31, 2000
                         Commission File Number: 1-8147


                               MEDIQ Incorporated
             (Exact name of registrant as specified in its charter)


            Delaware                                             51-0219413
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

 One MEDIQ Plaza, Pennsauken, New Jersey                          08110
(Address of principal executive offices)                       (Zip Code)

Registrant's telephone number, including area code:  (856) 662-3200

                          Annual Report for Year Ended
                                December 31, 2000




                   MEDIQ Incorporated Employees' Savings Plan
                   ------------------------------------------
                            (Full Title of the Plan)

                  One MEDIQ Plaza, Pennsauken, New Jersey 08110
                  ---------------------------------------------
                              (Address of the Plan)

        MEDIQ Incorporated, One MEDIQ Plaza, Pennsauken, New Jersey 08110
        -----------------------------------------------------------------
               (Issuer and address of principal executive office)

                          Independent Auditors' Report

To the Trustees of
MEDIQ Incorporated Employees' Savings Plan
Pennsauken, New Jersey

We have audited the accompanying statements of assets available for benefits of the MEDIQ Incorporated Employees' Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for each of the three years ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in assets available for benefits for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 2000, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
June 22, 2001

                    MEDIQ Incorporated Employees Savings Plan
                   Statement of Assets Available for Benefits

                                                      December 31,
                                           -------------------------------
                                               2000               1999
                                            ----------          ---------
ASSETS:
   Investments                              $16,419,000        $26,216,000


   Receivables:
     Employer contributions                      23,000             14,000
     Participant contributions                  115,000             72,000
     Participant loans                          489,000            606,000
     Due from HTD plan                                0             14,000
                                            -----------        -----------

              Total receivables                 627,000            706,000
                                            -----------        -----------

ASSETS AVAILABLE FOR BENEFITS               $17,046,000        $26,922,000
                                            ===========        ===========


               See accompanying notes to the financial statements

                    MEDIQ Incorporated Employees Savings Plan
              Statement of Changes in Assets Available for Benefits


                                                                Year Ended
                                                             December 31,2000
                                                             ----------------

ADDITIONS:
         Investment income:
         Net appreciation (depreciation)in fair value
           of investments (see Note D)                          $  (308,000)
         Interest                                                   209,000
                                                                -----------

                                                                   (99,000)
                                                                -----------
         Contributions:
         Participant                                              2,184,000
         Employer                                                   348,000
                                                                -----------
                                                                  2,532,000
                                                                -----------

         Total additions                                          2,433,000
                                                                -----------

DEDUCTIONS:
         Benefits paid to participants                           12,307,000
                                                                      2,000
         Other Deductions
                                                                -----------
                                                                 12,309,000

          Net increase(decrease)                                 (9,876,000)

ASSETS AVAILABLE FOR BENEFITS:
         Beginning of year                                       26,922,000
                                                                -----------
         End of year                                            $17,046,000
                                                                ===========


               See accompanying notes to the financial statements

                    MEDIQ Incorporated Employees Savings Plan
              Statement of Changes in Assets Available for Benefits



                                                                Year Ended
                                                             December 31,1999
                                                             ----------------

ADDITIONS:
       Investment income:
           Net appreciation in fair value
            of investments (see Note D)                         $ 2,083,000
           Interest                                                 160,000
                                                                -----------

                                                                  2,243,000
                                                                -----------
       Contributions:
           Participant                                            2,224,000
           Employer                                                 320,000
                                                                -----------
                                                                  2,544,000
                                                                -----------
       Other:
           HRA plan merger                                          269,000
           HTD plan merger                                        5,205,000
                                                                -----------
                                                                  5,474,000
                                                                -----------

           Total additions                                       10,261,000
                                                                -----------

DEDUCTIONS:
           Benefits paid to participants                          2,592,000
           Other Deductions                                           1,000
                                                                -----------

           Total deductions                                       2,593,000
                                                                -----------

           Net increase                                           7,668,000

ASSETS AVAILABLE FOR BENEFIT:
       Beginning of year                                         19,254,000
                                                                -----------
       End of year                                              $26,922,000
                                                                ===========


       See accompanying notes to the financial statements

                    MEDIQ Incorporated Employees Savings Plan
              Statement of Changes in Assets Available for Benefits




                                                                Year Ended
                                                             December 31,1998
                                                             ----------------

ADDITIONS:
        Investment income:
           Net appreciation in fair value
             of investments (see Note D)                        $ 2,274,000
           Interest                                                 154,000
                                                                -----------

                                                                  2,428,000
                                                                -----------

        Contributions:
             Participant                                          2,058,000
             Employer                                               293,000
                                                                -----------
                                                                  2,351,000
                                                                -----------

                   Total additions                                4,779,000
                                                                -----------


DEDUCTIONS:
            Benefits paid to participants                         3,062,000
                                                                -----------

            Net increase                                          1,717,000

ASSETS AVAILABLE FOR BENEFITS:
         Beginning of year                                       17,537,000
                                                                -----------
         End of year                                            $19,254,000
                                                                ===========


               See accompanying notes to the financial statements

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2000
                          YEAR ENDED DECEMBER 31, 1999
                          YEAR ENDED DECEMBER 31, 1998


A.       Significant Accounting Policies

         The financial statements of the MEDIQ Incorporated Employees' Savings Plan (the "Plan") are presented on the accrual basis of accounting. Investments are stated at their fair value. Fair value of investments is based on quoted market prices as of the last trading day of the Plan year. Dividends and interest are recorded when earned. Participants and employer contributions are recorded in the period to which they are applicable. Benefit payments are recorded when paid. Brokerage commissions and other expenses incurred in connection with the purchase or sale of securities, are charged directly to the Plan. All other costs and expenses of the Plan are paid for by MEDIQ Incorporated ("MEDIQ" or the "Company"). Should the Company elect not to pay administrative expenses, such expenses will be paid by the Plan. The Company paid all administrative expenses for Plan year 2000 and Plan year 1999.

         The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires Plan management to make estimates and assumptions. These estimates and assumptions, which may differ from actual results, will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements, as well as the reported amounts of changes in net assets available for benefits during the period.

B.       Plan Description

         The following is not intended to be a complete description of the Plan. Plan participants should refer to the Plan documents for a complete description of the Plan. The original effective date of the Plan was October 1, 1983. The Plan was amended in its entirety effective as of April 1, 1999. Effective April 1, 1999, employees are eligible to join the Plan beginning on their hire date. Participants may contribute to the Plan from 1% to 18% of their respective salaries, on a pretax basis, which will be invested, as they choose, in the various funds described in Note C. If the participant is deemed a highly compensated employee, the Plan limits the participant's pretax contribution to 6% of their salary.

         The Plan provides that the Company shall make a matching contribution equal to $.50 for each $1.00 contributed by a participant, subject to certain limitations. The Company's matching contribution is made in cash and is invested according to each participant's pre-tax contribution allocation.

         A participant's contributed benefit is at all times fully vested and nonforfeitable.

         Distributions from the funds, with the exception of the stock fund, are made in cash. Distributions from the stock fund are in the form of the securities held or cash.

C.       Investment Options

         Participant contributions are invested in accordance with the written directions of the participant in one or more of the following funds:

         1. Guaranteed Income Fund: Seeks to provide competitive yields relative to comparable guaranteed fixed income investment funds

         2. Cigna Lifetime Funds: The investment objective for each of the five Lifetime funds varies, in keeping with the investment time horizon (using the participant's age as the indicator of time remaining to retirement) and associated asset allocation of the underlying portfolios. The performance goal for each is to consistently outperform its custom benchmark over full market cycles.

         3. Large Company Stock Growth II Fund: Seeks to provide capital appreciation with minimal focus on income. The performance objective is to outperform the S&P 500 Index over full market cycles as well as a peer group of comparable equity growth managers.

         4. Charter Large Company Stock Index Fund: Seeks to provide long term growth of capital and income.

         5. Charter Large Company Stock Value I Fund: Seeks to consistently achieve capital appreciation, capture high rates of return and avoid major losses while remaining fully invested in the market. To accomplish this objective, the investment style emphasizes the preservation of capital, avoidance of risk and control of volatility.

         6.    Invesco Dynamics Fund: Seeks to provide capital appreciation.

         7. Charter Small Company Stock - Growth Fund: Seeks to achieve long-term capital appreciation.

         8. Charter Small Company Stock - Value I Fund: Seeks to provide capital appreciation by investing primarily in the common stock of small companies with market capitalization's of less than $1 billion. The emphasis at the time of purchase is on stocks with market capitalization's under $800 million that are undervalued by the market. Current income is not an investment objective.

         9. Charter Foreign Stock II Fund. Seeks to provide long-term capital appreciation by investing primarily in the common stock of well established companies located outside the United States.

         10 Janus Adviser Worldwide Fund. Seeks long -term growth of capital in a manner consistent with the preservation of capital.

         11. MEDIQ Series A Preferred Stock Fund: The assets of the stock fund, including earnings thereon, are invested in the Company's Series A preferred stock. The shares are a result of the company merger that was completed May 29, 1998. No additional shares will be purchased by the Plan. A brokerage firm in the normal course of business, sells such stock to meet distribution requirements of the Plan. Also included in the stock fund is a small portion invested in short term reserves to help accommodate daily transactions.

         Pursuant to the Plan, the selection of investment options is the sole responsibility of each participant. Neither the trustees nor the Company have any responsibility to select investment options or to advise participants in selecting their investment options. Subject to applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and distributions from such funds are the sole source of payments made to participants under the Plan.


D.       Investments

         As of December 31, 2000 the Guaranteed Income Fund, Cigna Lifetime 30 Fund, Charter Large Company Stock - Growth II Fund, Charter Large Company Stock Index Fund and Charter Large Company Stock Value I Fund individually represent 5% or more of the net assets available for benefits.


                                                         December 31, 2000
         -----------------------------------------------------------------------
         Guarantee Income Fund                               $3,191,000
         -----------------------------------------------------------------------
         Cigna Lifetime 30 Fund                               2,908,000
         -----------------------------------------------------------------------
         Charter Large Company Growth II                      2,836,000
         -----------------------------------------------------------------------
         Charter Large Company Index                          1,914,000
         -----------------------------------------------------------------------
         Charter Large Company Value                          5,013,000
         -----------------------------------------------------------------------

         The Guarantee Income Fund is comprised of 121,026 shares with a fair value of $26.37 per share at December 31, 2000.

         The Cigna Lifetime 30 Fund is comprised of 226,656 shares with a fair value of $12.83 per share at December 31,2000.

         The Charter Large Company Growth II Fund is comprised of 217,815 shares with a fair value of $13.02 per share at December 31,2000

         The Charter Large Company Index Fund is comprised of 26,801 shares with a fair value of $71.40 per share at December 31, 2000.

         The Charter Large Company Value Fund is comprised of 315,509 shares with a fair value of $ 15.89 per share at December 31, 2000.


         As of December 31, 1999 the Vanguard Prime Money Market Fund, Vanguard Wellington Fund, Vanguard Windsor Fund, Vanguard 500 Index Fund, Vanguard Growth Index Fund and the Vanguard U.S. Growth Fund, individually represent 5% or more of net assets available for benefits.

                                                          December 31, 1999
         -----------------------------------------------------------------------
         Prime Money Market Fund                              $8,220,000
         -----------------------------------------------------------------------
         GNMA Fund                                             1,044,000
         -----------------------------------------------------------------------
         Wellington Fund                                       3,811,000
         -----------------------------------------------------------------------
         Windsor Fund                                          6,641,000
         -----------------------------------------------------------------------
         500 Index Fund                                        2,744,000
         -----------------------------------------------------------------------
         Growth Index Fund                                     1,645,000
         -----------------------------------------------------------------------
         U.S. Growth Fund:                                     1,544,000
         -----------------------------------------------------------------------

         The Vanguard Prime Money Market Fund is comprised of 8,219,748 shares with a fair value of $1.00 per share at December 31, 1999.

         The Vanguard GNMA Fund is comprised of 105,930 shares with a fair value of $9.86 per share at December 31, 1999.

         The Vanguard Wellington Fund is comprised of 136,286 shares with a fair value of $27.96 per share at December 31,1999.

         The Vanguard Windsor Fund is comprised of 437,788 shares with a fair value of $15.17 per share at December 31, 1999.

         The Vanguard 500 Index Fund is comprised of 20,273 shares with a fair value of $135.33 per share at December 31, 1999.

         The Vanguard Growth Index Fund is comprised of 41,724 shares with a fair value of $39.43 per share at December 31, 1999.

         The Vanguard U.S. Growth Fund is comprised of 35,473 shares with a fair value of $43.53 per share at December 31, 1999.

         Investment income is accrued as earned. The net appreciation or depreciation in fair value of investments represents the change in the fair value during the periods as a result of reinvested dividends or appreciation or depreciation in the underlying securities in the various funds except to the extent of gains or losses realized on investments sold during the year.


         During the years ended December 31, 2000 and December 31, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                              December, 31
                                              ------------
                                       2000                   1999
                                       ----                   ----

                  Mutual funds      $(267,000)             $2,154,000
                  Common Stocks       (41,000)                (71,000)
                                    ---------              ----------
                                    $(308,000)             $2,083,000
                                    =========              ==========

E.       Loans

         A participant may be granted a loan at the discretion of the Plan Administrator in accordance with the Plan document and current Internal Revenue Service regulations. Loans shall be repaid in equal installments of principal and interest over a period and at rates designated by the Plan.

F.       Withdrawals

         The Plan allows three types of withdrawals: age 59 1/2, rollover and hardship. In order to obtain a hardship withdrawal, a participant must exhaust the possibility of all other distributions (other than hardship withdrawals) under the Plan. Upon receiving a hardship distribution, a participant is suspended from making contributions to the Plan for one year.

G.       Administration of the Plan

         The Plan is administered by MEDIQ. The Company has fiduciary responsibility for the general operations of the Plan and may interpret provisions of the Plan. The Company does not have any responsibilities with respect to the investment of Plan assets.

         The Plan's trustees are appointed by the Board of Directors of the Company for the current year and may resign or be removed at any time. The Company indemnifies such trustees to the extent determined by its Board of Directors. Effective November 1, 2000 the Board of Directors of the Company appointed CG Trust Company as Trustee for the Plan.

         Under the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), each of the above individuals is a "party-in-interest".

         Although the Company expects to continue the Plan, the right to amend or terminate the Plan is reserved. In the event of Plan termination, the net assets of the Plan would be allocated as required by ERISA, as amended, the Internal Revenue Code of 1986, and the Plan document.

H.       Federal Tax Considerations

         The Plan Administrator received a determination letter dated February 22, 1996 from the Internal Revenue Service ("IRS") that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan has since been amended April 1, 1999 and the Company is in the process of filing with the IRS a request for a new determination letter. The Plan Administrator believes that the Plan is in compliance with the applicable requirements of the Code, and that the Plan's related trust is exempt from federal income tax under the provisions of Section 501(a) of the Code. As a result, no provision for income taxes has been incorporated into the financial statements.

         The Plan has not yet completed the nondiscrimination requirements of
         Section 401(k) and 401(m) of the Code for the year ended December 31, 2000. The Plan has met the nondiscrimination requirements of Section 401(k) and 401(m) of the Code for the year ended December 31, 1999.

I.       Acquisitions

         On June 15, 1999 the Company purchased all of the issued and outstanding common stock of HTD and certain of its subsidiaries. MEDIQ successfully merged the assets of the HTD 401(k) Profit Sharing Plan into the MEDIQ Employees' Savings Plan on December 1, 1999. Two Hundred Eighty Seven participants with assets of $5,205,000 was transferred to the trustee. Participants who were retained by MEDIQ were eligible to enroll in the Plan effective July 1, 1999. Participants who no longer were employed by MEDIQ were given the option to receive a distribution from the Plan.

         On February 2, 1999 the Company purchased all of the issued and outstanding common stock of Hospital Rental of America (HRA). MEDIQ successfully merged the assets of the Hospital Rental of America, Inc. 401(k) Profit Sharing Plan into the MEDIQ Employees' Savings Plan on August 31, 1999. Twenty four participants with assets of $269,000 was transferred to the trustee. Those participants who were retained by MEDIQ were eligible to enroll in the Plan effective April 1, 1999. Participants who were no longer employed by MEDIQ were given the option to receive a distribution from the Plan.

         On May 29, 1998 the Company purchased specified assets and rights from CH Industries, Inc. MEDIQ retained 161 employees from CH Industries. These employees were treated as new hires with the Company and were subject to the one-year wait for eligibility. The employees were eligible to rollover their 401k funds on an individual basis. Nineteen former CH Industries employees elected to rollover $307,806 into the Plan during the plan year.

         On June 26, 1998 the Company acquired certain assets of National Patient Care Systems, Inc. ("NPC"). MEDIQ retained 38 employees from NPC. These employees were treated as new hires with the Company and were subject to the one-year wait for eligibility. The employees were eligible to rollover their 401k funds on an individual basis. Sixteen former NPC employees elected to rollover $216,616 into the Plan during the plan year.

J.       Bankruptcy of Company

         On January 24, 2001, the Company and certain of its direct and indirect subsidiaries filed voluntary petitions for relief under chapter 11 of the United State Bankruptcy Code in order to complete its previously announced restructuring more efficiently. In addition, the Company filed a pre-negotiated Plan of Reorganization that indicates how claims will be satisfied. On June 13, 2001 the Company announced that it had successfully completed its financial reorganization plan and emerged from Chapter 11. The reorganization plan was approved by the United States Bankruptcy Court and by the Company's secured lenders.


K.       Ownership Change

         On May 29, 1998, the Company announced that, pursuant to the terms of a definitive agreement and plan of merger (the "Merger Agreement"), MQ Acquisition Corporation ("Acquirer"), a Delaware corporation formed by Bruckmann, Rosser, Sherrill & Co., L.P., has entered into a transaction with the Company whereby Acquirer merged with and into the Company (the "Merger"), with the Company being the Surviving Corporation in the Merger (the "Surviving Corporation"). In the Merger, holders of the Company's outstanding Common Stock and Preferred Stock are entitled to receive, in exchange for each outstanding share of Common Stock or Preferred Stock, $13.75 in cash, without interest, and 0.075 of a share of a newly created Series A 13% Cumulative Compounding Preferred Stock, par value $.01 per share (the "13% Senior Preferred Stock") of the Surviving Corporation. The 13% Senior Preferred Stock has a liquidation preference of $10.00 per share.

MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN

SCHEDULE G, PART III NONEXEMPT TRANSACTIONS
DECEMBER 31, 2000
--------------------------------------------------------------------------------


         During the 2000 plan year, due to the plan conversion from Vanguard to Cigna, certain employee contributions were not remitted to the plan within the time frame required by the Department of Labor as follows:

                  Pay Period           Date of Remittance             Amount
                  ----------           ------------------             ------

                  10/20/00                  1/2/01                    $55,937

                  10/25/00                11/30/00                    $12,123

MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Current
Fund             Identity of Issue                                                 Shares           Cost (1)            Value
----             -----------------                                                 ------           --------            -----
Savings          Guaranteed Income Fund                                            121,026        $ 3,191,593        $ 3,191,593

Equity           Charter Large Co. Growth II Fund                                  217,815          3,227,007          2,835,548
                 Charter Large Co. Value I Fund                                    315,509          4,966,869          5,014,035
                 Invesco Dynamics Fund                                               2,142             76,464             73,984
                 Charter Small Co. Growth Fund                                         178              3,037              3,048
                 Charter Small Co. Value Fund                                        3,730             50,983             54,046

Balanced         Cigna Lifetime 30 Fund                                            226,656          2,884,537          2,908,715
                 Cigna Lifetime 20 Fund                                                  2                 25                 25

Index            Charter Large Co. Index Fund                                       26,801          2,050,692          1,913,738

International    Charter Foreign Stock II Fund                                      28,613            353,439            353,216
                 Janus Advisor Worldwide Fund                                        1,750             73,275             71,040

Stock            MEDIQ Series A Preferred Fund *                                    24,262                758                 24

Loan             Participant Loans (bearing interest at 7.75%-12.5%,
                   maturity ranging from 1 year to 30 years)                                          488,836            488,836
                                                                                                  -----------        -----------

TOTAL INVESTMENTS                                                                                 $17,367,515        $16,907,848
                                                                                                  ===========        ===========

(1) The Company appointed CIGNA Retirement & Investment Services as trustee and recordkeeper effective November 1, 2000.

*Indicates party-in-interest to the Plan.

MEDIQ INCORPORATED EMPLOYEE'S SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------

Individual Transactions involving an amount in excess of 5% of beginning plan asset value:

========================================================================================================================
  Identity of                                     Cost of                Number of       Proceeds from         Net Gain
Party Involved      Identity of Issue             Assets                  Shares             Sales              (Loss)
--------------      -----------------             -------                ---------       -------------         --------
------------------------------------------------------------------------------------------------------------------------
Vanguard            Growth Index Fund             1,628,985                46,483           1,666,421            37,436

Vanguard            Wellington Fund               2,905,225               101,376           2,918,626            13,401

Vanguard            Windsor Fund                  5,020,833               300,853           4,946,027           (74,805)

Vanguard            Money Market Fund             2,312,500             2,312,500           2,312,500               -0-

Vanguard            500 Index Fund                1,966,305                16,746           2,210,873           244,568

Vanguard            U.S. Growth Fund              1,766,148                44,313           1,945,780           179,632

Vanguard            Money Market Fund             3,344,833             3,344,833

Cigna               Large Co. Growth Fund         3,608,873               242,287

Cigna               Lifetime 30 Fund              2,915,982               223,542

Cigna               Large Co. Value Fund          4,941,547               306,897

Cigna               Large Co. Index Fund          2,208,870                28,796
========================================================================================================================

MEDIQ INCORPORATED EMPLOYEE'S SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------------------------

Series of Transactions involving an amount in excess of 5% of beginning plan asset value:

  Identity of                                      Cost of           Number of        Proceeds         Number        Net Gain
Party Involved      Identity of Issue              Assets            Purchases       from Sales       of Sales        (Loss)
--------------      -----------------              -------           ---------       ----------       --------       --------
Vanguard            Wellington Fund               $ 4,572,362                        $ 4,531,548         112          $ (40,814)

Vanguard            Windsor Fund                  $ 8,091,759                        $ 7,766,977         105          $(324,782)

Vanguard            Money Market Fund             $16,415,891                        $16,415,891         138          $       0

Vanguard            Money Market Fund             $13,394,904             216

Vanguard            500 Index Fund                $ 5,876,617                        $ 6,335,805         124          $ 459,188

Vanguard            500 Index Fund                $ 3,664,890             101

Vanguard            Growth Index Fund             $ 9,509,824             132

Vanguard            Growth Index Fund             $10,875,428                        $11,004,987         104          $ 129,559

Vanguard            U.S. Growth Fund              $ 1,702,647              98

Vanguard            U.S. Growth Fund              $ 3,002,208                        $ 3,277,545          72          $ 275,337

Cigna               Large Co. Growth Fund         $ 3,735,157               9

Cigna               Lifetime 30 Fund              $ 2,968,853               8

Cigna               Large Co. Value Fund          $ 5,648,939              10

Cigna               Large Co. Index Fund          $ 2,296,717               7

                                   SIGNATURES


The Registrant.   Pursuant to the requirements of the Securities Exchange Act of
1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MEDIQ Incorporated
                                                ------------------
                                                  (Registrant)


Date:  June 29, 2001                   By: /s/ Kenneth R. Koester
       -------------                       -----------------------------------
                                           Kenneth R. Koester
                                           Senior Vice President - Finance and
                                           Chief Financial Officer



The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused the annual report included in this filing to be signed on their behalf by the undersigned, hereunto duly authorized.

                                                  MEDIQ Incorporated
                                                  ------------------
                                                Employees' Savings Plan
                                                       (Plan)


Date:  June 29, 2001                   By: /s/ Kenneth R. Koester
       -------------                       -----------------------------------
                                           Kenneth R. Koester
                                           Senior Vice President - Finance and
                                           Chief Financial Officer
                                           MEDIQ Incorporated

INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 33-16802 of MEDIQ Incorporated on Form S-8 of our report dated June 22, 2001, appearing in the Annual Report on Form 11-K of MEDIQ Incorporated Employees' Savings Plan for the year ended December 31, 2000.


DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
June 29, 2001


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